

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 11, 2011

By facsimile to (678) 489-6614 and U.S. mail

Mr. Kenneth Rakestraw
President
Alternate Energy Solutions, Inc.
1061 Highway 92 N.
Fayetteville, GA 30214

Re: Alternate Energy Solutions, Inc., formerly The Forsythe Group Two, Inc.
       Amendment 2 to Current Report on Form 8-K dated July 27, 2010
       and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010
       Filed November 22, 2010
       File No. 0-53107

Dear Mr. Rakestraw:

        We issued a comment to you on your Form 10-Q for the quarterly period ended
September 30, 2010, on December 22, 2010. As of the date of this letter, this comment remains
outstanding and unresolved. We expect you to contact us by February 28, 2011, to provide a
substantive response to this comment or to advise us why you are unable to respond and when
you will be able to do so.

        If you do not respond to the outstanding comments by February 28, 2011, we will,
consistent with our obligations under the federal securities laws, decide how we will seek to
resolve material outstanding comments and complete our review of your filings and your
disclosures. Among other things, we may decide to release publicly, through the agency's
EDGAR system, all correspondence, including this letter, relating to the review of your filing,
consistent with the staff's decision to release publicly comment letters and response letters
relating to disclosure filings it has reviewed. You can find more information about the staff's
decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and
http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding this comment, please direct them to Edward M. Kelly, Senior Counsel, at 202-551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338 if you have any questions.

Very truly yours,

Pamela A. Long
Assistant Director